

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 8, 2022

J. David Enloe, Jr.
President and Chief Executive Officer
Societal CDMO, Inc.
1 E. Uwchlan Ave
Suite 112
Exton, Pennsylvania 19341

> **Re: Societal CDMO, Inc.**
> **Schedule TO filed on June 1, 2022**
> **File No. 005-88042**

Dear Mr. Enloe:

We have reviewed your filing and have the following comment.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Schedule TO filed on June 1, 2022

Section 8. Information Concerning Societal CDMO; Financial Information, page 9

1. Based on the disclosure in Item 10 of the Schedule TO, it appears that Societal CDMO is intending to incorporate by reference the information required by Item 1010(a) of Regulation M-A. In circumstances where a filing person elects to incorporate by reference the information required by Item 1010(a), all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders, in this case the Offer to Exchange. See Instruction 1 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" available on the Commission's website at http://www.sec.gov. Please revise to include the information required by Item 1010(c) of Regulation M-A.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Jennifer L. Porter